3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial: 215-981-4009

direct fax: 800-878-7322

fordjm@pepperlaw.com

April 6, 2015

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel, U.S. Securities and Exchange Commission

Re:	StoneCastle Financial Corp. (“the Company”) 1940 Act File No. 811-22853

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the Company’s preliminary proxy materials filed with the Commission on March 20, 2015. The proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures contained in the proxy materials. The responses to the Staff’s comments are reflected in the definitive proxy materials. We have organized the Company’s response to the Staff’s comments by setting forth the Staff’s comments in italicized text followed by the Company’s response.

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1.	Please explain what is meant by “other authorization” and confirm that such other authorizations are permitted under state law.

Response: A signed voting card or “other authorization” was meant to convey that the stockholder can indicate the vote by more than one means, as indicated in the Proxy Statement as follows:

“If you have been provided with the opportunity on your proxy card or voting instruction form to provide voting instructions, and otherwise authorize the persons named as proxy holders in the enclosed proxy to act on your behalf at the Annual Meeting, via telephone or the Internet, please take advantage of these prompt and efficient voting options.”

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

U.S. Securities and Exchange Commission

April 6, 2015

2.	Please confirm that there are no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending.

Response: Confirmed. There are no legal proceeding of a material nature, as applied through Item 22(b)(12) of Schedule 14A.

3.	Please disclose whether the board has a formal diversity policy.

Response: The Company does not have a formal diversity policy. The Proxy Statement has been revised to address the Staff’s comment.

4.	Clarify the treatment of broker non-votes under Delaware law with respect to Proposal1 and Proposal 2.

Response: In response to the Staff’s comments, the Proxy Statement has been revised to provide the following language:

“Shares represented by properly executed proxies with respect to which a vote is withheld, or for which a broker does not vote (proxy cards received by the Company from brokers or nominees when the broker or nominee has not received instructions from the beneficial owner or other persons entitled to vote and has no discretion to vote on a particular matter), will be treated as Shares that are present and entitled to vote for purposes of determining a Quorum.  With respect to Proposal 1, such abstentions and broker non-votes will have no effect on the election of the nominees named in this Proxy Statement as a result of the plurality voting standard applicable to the election of Directors.  With respect to Proposal 2, abstentions will have the effect of a “no” vote on the Proposal and broker non-votes will not count as votes cast. However, for purposes of determining whether Proposal 2 has been adopted by the affirmative vote of a majority of the Company’s outstanding shares entitled to vote at the Meeting, a broker non-vote has the same effect as a vote against the proposal because shares represented by a broker non-vote are considered to be outstanding shares.”

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U.S. Securities and Exchange Commission

April 6, 2015

Please direct any questions concerning this letter to my attention at 215.981.4009, or in my absence to John Falco, at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford
cc:	Rachel N. Schatten, Esq. John P. Falco, Esq.